EXHIBIT 99.1

BrainsWay Announces US$20 Million Private Placement with Valor Equity Partners

Company to leverage capital and Valor’s expertise for strategic initiatives building market awareness, R&D roadmap, data analysis capabilities, and expanding access to Deep TMS™

Purchase price of US$9.51 represents a 20% premium over 30-day VWAP of BrainsWay’s American Depositary Shares

Valor provides growth equity to technology-enabled companies and currently has $18.9B in assets under management

BURLINGTON, Mass. and JERUSALEM, Sept. 30, 2024 (GLOBE NEWSWIRE) -- BrainsWay Ltd. (NASDAQ & TASE: BWAY) (“BrainsWay” or the “Company”), a global leader in advanced noninvasive neurostimulation treatments for mental health disorders, today announced that it has entered into a securities purchase agreement with an affiliate of Valor Equity Partners (“Valor”) for a private investment financing (the "PIPE") expected to result in gross proceeds of approximately US$20 million. Valor is an operational growth investment firm focused on investing in high-growth companies across various stages of development. The firm partners with leading companies and entrepreneurs who are committed to the highest standards of excellence and the courage to transform their industries. For decades, Valor has served companies such as SpaceX, Tesla, Neuralink, Harmony Biosciences, and K Health with unique expertise to solve the challenges of growth and scale.

“The equity financing strengthens the Company’s balance sheet, further advances strategic initiatives, and expands access to its Deep TMS™ technology, while aligning BrainsWay with a premier U.S. tech investor,” Ami Boehm, the Company’s Chairman of the Board, notes. “With this transaction, we will be better positioned to accelerate the growth of our business by tapping into new markets and new revenue channels, including customer types and commercial partnerships. During the past year, we have received several inbound requests from leading investment groups interested in investing in BrainsWay. We elected to move forward with Valor given its exceptional track record and our belief that it is ideally suited to support us in executing our growth plans in the U.S. We are pleased to welcome Valor to our board of directors.”

“We are grateful for the opportunity to provide this important strategic growth capital to BrainsWay at a pivotal point in its corporate evolution,” said Jonathan Shulkin, Partner and Co-President at Valor. “BrainsWay’s transformative TMS technology has the opportunity to capture significant market share in the growing global TMS industry. Our investment in BrainsWay reflects our focus on disruptive technologies and businesses, as well as our strong belief in the Company’s mission and leadership.”

In the PIPE, BrainsWay has agreed to issue to Valor (i) an aggregate of 2,103,745 American Depositary Shares (ADSs) (representing 4,207,490 ordinary shares), at a purchase price of US$9.51 per ADS, a 20% premium above the 30-day volume-weighted average price (VWAP) of the ADSs, and (ii) warrants (the "Warrants") to purchase up to an additional 1,500,000 ADSs (representing up to 3,000,000 ordinary shares) at the same price (the “Exercise Price”), which may further increase the proceeds from the PIPE up to a total of approximately US$34.3 million if the Warrants are fully exercised in cash. The Warrants will become exercisable upon issuance thereof at the closing of the PIPE and will remain exercisable for 18 months following their initial issuance date, provided, however, that during such 18-month period, if the Company’s ADS closing price for any thirty (30) consecutive trading days exceeds the Exercise Price by 40% or more, the holder of the Warrants shall be required to fully exercise the Warrants in accordance with the terms therein within five (5) trading days.

In connection with the PIPE, the Company is granting Valor the right to nominate (i) at least one member to its board of directors so long as Valor holds, directly or indirectly, at least 10% of the outstanding voting rights of the Company and (ii) two members to its board of directors so long as Valor holds, directly or indirectly, at least 20% of the issued and outstanding share capital of the Company. Valor has notified the Company that the initial director it designates for nomination as a member to the board of directors will be Mr. Shulkin.

The closing of the PIPE and the issuance of the ADSs and Warrants to Valor is subject to customary closing conditions as well as the Company obtaining shareholder approval of the transaction. The Company agreed to (i) file a notice and proxy statement for its extraordinary general meeting of its shareholders for the purpose of obtaining such shareholder approval by no later than ten (10) days following the signing of the securities purchase agreement and (ii) hold such meeting within thirty-five (35) days following such filing. The Company intends to use the proceeds from the PIPE for strategic initiatives including to expand market awareness, enhance data analysis capabilities, develop its R&D roadmap, evaluate other potential opportunities in the TMS industry and expand access to Deep TMS.

The offer and sale of the foregoing securities are being made in a transaction not involving a public offering and the securities have not been registered under the Securities Act of 1933, as amended, and may not be reoffered or resold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements. Concurrently with the execution of the securities purchase agreement, BrainsWay and Valor entered into a registration rights agreement pursuant to which the Company has agreed to file within 10 days following receipt of the shareholder approval noted above a registration statement with the Securities and Exchange Commission to register the resale of the ADSs sold in the PIPE financing, as well as the securities underlying the Warrants sold in the PIPE financing.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About Valor Equity Partners

Valor, founded and led by Antonio J. Gracias, Valor’s Chief Executive Officer and Chief Investment Officer, is an operational growth investment firm focused on investing in, and partnering with, high-growth companies and entrepreneurs with the courage to transform their industries. For decades, Valor has served companies such as SpaceX, Tesla, Neuralink, Harmony Biosciences, and K Health with unique expertise to solve the challenges of growth and scale. Valor Siren Ventures II L.P. (together with its parallel funds, “VSV”) is a venture fund managed by Valor and the primary fund investing in the PIPE. VSV is differentiated by anchor investments from Starbucks, Nestlé, and a suite of Fortune 500 food and retail organizations. VSV seeks to add value to portfolio companies by applying the intellectual capital of Valor and accelerating growth through its operations team and network of strategic investors. Valor’s mission is to serve exceptional founders, entrepreneurs, and companies that are making the world a better place. For more information on Valor Equity Partners, please visit www.valorep.com.

About BrainsWay

BrainsWay is a global leader in advanced noninvasive neurostimulation treatments for mental health disorders. The Company is boldly advancing neuroscience with its proprietary Deep Transcranial Magnetic Stimulation (Deep TMS™) platform technology to improve health and transform lives. BrainsWay is the first and only TMS company to obtain three FDA-cleared indications backed by pivotal clinical studies demonstrating clinically proven efficacy. Current indications include major depressive disorder (including reduction of anxiety symptoms, commonly referred to as anxious depression), obsessive-compulsive disorder, and smoking addiction. The Company is dedicated to leading through superior science and building on its unparalleled body of clinical evidence. Additional clinical trials of Deep TMS in various psychiatric, neurological, and addiction disorders are underway. Founded in 2003, with offices in Burlington, MA and Jerusalem, Israel, BrainsWay is committed to increasing global awareness of and broad access to Deep TMS. For the latest news and information about BrainsWay, please visit www.brainsway.com.

Forward-Looking Statement

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words. These forward-looking statements include, among others, statements regarding the completion of the PIPE financing, the satisfaction of closing conditions related to the PIPE financing, including the ability of the Company to obtain shareholder approval, the anticipated use of proceeds therefrom, and the exercise of the Warrants prior to their expiration, and their implications are based on the current expectations of the management of the Company only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: market and other conditions, inadequacy of financial resources to meet future capital requirements; changes in technology and market requirements; delays or obstacles in launching and/or successfully completing planned studies and clinical trials; failure to obtain approvals by regulatory agencies on the Company’s anticipated timeframe, or at all; inability to retain or attract key employees whose knowledge is essential to the development of Deep TMS products; unforeseen difficulties with Deep TMS products and processes, and/or inability to develop necessary enhancements; unexpected costs related to Deep TMS products; failure to obtain and maintain adequate protection of the Company’s intellectual property, including intellectual property licensed to the Company; the potential for product liability; changes in legislation and applicable rules and regulations; unfavorable market perception and acceptance of Deep TMS technology; inadequate or delays in reimbursement from third-party payers, including insurance companies and Medicare; inability to commercialize Deep TMS, including internationally, by the Company or through third-party distributors; product development by competitors; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements.

Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission.

Contacts:
BrainsWay:
Ido Marom
Chief Financial Officer
Ido.Marom@BrainsWay.com

Investors:
Brian Ritchie
LifeSci Advisors LLC
britchie@lifesciadvisors.com